FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the fiscal first quarter March 1, 2004 - May 31, 2004

Concordia Bus AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b); 82-                  .

CONCORDIA BUS AB

STOCKHOLM, SWEDEN

FIRST QUARTER

MARCH 1, 2004 – MAY 31, 2004

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including but not limited to economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange commission.

INDEX

Operational and Financial Review

Management’s discussion and analysis of financial condition and results of operations

Quantitative and qualitative disclosures about market risk

Unaudited Consolidated financial statements – Concordia Bus AB (publ) and subsidiaries

Unaudited consolidated interim statements of operations for the three months ended May 31, 2004 and May 31, 2003

Unaudited consolidated interim balance sheets as of May 31, 2004 and February 29, 2004

Unaudited consolidated interim cash flow statements for the three months ended May 31, 2004 and May 31, 2003

Notes to unaudited consolidated interim financial statements

CONCORDIA BUS AB (PUBL)

FIRST QUARTER REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Concordia Bus AB (“Concordia” or the “Company”) hereby submits the unaudited consolidated interim financial statements for the three-month period ended May 31, 2004. The Company is a wholly owned subsidiary of Concordia Bus Holding AB (Reg. No. 556574-8240, domiciled in Stockholm), which is a part of the group of which Concordia Bus BV (Reg. No. 103040697, Dos No. 292558KvK, domiciled in Amsterdam, The Netherlands) is the ultimate parent company. All figures are expressed in millions of SEK if not otherwise indicated.

You should read the following discussion in conjunction with the financial statements of Concordia included in this quarterly report starting on page 8. The financial statements of Concordia are prepared in accordance with accounting principles generally accepted in Sweden (“Swedish GAAP”), which differ in various respects from accounting principles generally accepted in the United States (“U.S. GAAP”). The financial year-end for Concordia is the last day of February. Unless otherwise specified in this discussion, reference to a particular year is to the financial year ended the last day of February of that year (“fiscal 2005” for the year ending February 28, 2005). The end of the first financial quarter for Concordia is May 31 of each year.

The same accounting policies and methods of computation are followed in the quarterly consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has revised its accounting principle for pensions. This revision was in accordance with new accounting recommendations under Swedish GAAP. In accordance with Swedish GAAP, the revision has been reflected through a restatement of the historical financial results. For an explanation of the impact, see “notes to unaudited consolidated interim financial statements”.

Financial Highlights

The following table summarizes Concordia’s results of operations for the periods indicated in terms of amounts as well as a percentage of revenues:

Three months ended May 31, 2004 compared to the three months ended May 31, 2003

	2004		2003
	SEK million	%	SEK million	%

Revenues	1,257	100.0%	1,253	100.0%
Operating profit (loss)	(28)	(2.2)%	(10)	(0.8)%
EBITDAR(1)	158	12.6%	174	13.9%
EBITDAR before exceptional items (2)	158	12.6%	174	13.9%
Net loss	(69)	(5.5)%	(61)	(4.9)%

(1)          EBITDAR is defined as net income before interest, taxes, depreciation, amortization and rent expense (primarily lease payments on buses and on sale lease back transactions) EBITDAR is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to United States GAAP or Swedish GAAP measures of Net loss or as an indicator of Concordia’s operating performance or cash flows from operations under United States GAAP or Swedish GAAP or as a measure of liquidity. It should be noted that EBITDAR is not a uniform or standardized measure and the calculation of EBITDAR may vary significantly from company to company and by itself provides no grounds for comparison of Concordia with other companies. EBITDAR has been derived from amounts found under “Consolidated statement of operations” on Page 8 of this quarterly report, prepared under Swedish GAAP.

(2)          Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.  See Note 2.

Three months ended May 31, 2004 compared to the three months ended May 31, 2003

The following section provides an analysis between the actual numbers presented for the quarter as compared with the equivalent period in the preceding year, except for the section “Liquidity and capital resources” which provides analysis between the respective year to date periods, which for the first quarter are the same.

Revenues

Revenues principally comprise fees generated from bus services provided under the terms of contracts with local public transportation authorities in Sweden, Norway and Finland and from express bus services and coach hire services in Sweden. Revenues also include revenues received from maintenance and repair services that Concordia provides at its depots to third parties and sales of diesel fuel.

Revenues increased SEK 4 million, or 0.3%, from SEK 1,253 million for the three months ended May 31, 2003 to SEK 1,257 million for the quarter ended May 31, 2004. Revenues from the provision of bus services for local public transportation authorities increased by SEK 12 million, or 1%, from SEK 1,116 million for the three months ended May 31, 2003 to SEK 1,128 million for the three months ended May 31, 2004. Our increase in revenue is principally due to our winning of new contracts, which provided an increase of SEK 113 million which was offset by the impact from lost contracts of SEK 97 million. In addition, the net impact from the volume and price changes on the existing contracts was lower by SEK 4 million.

Revenues from express bus services increased by SEK 3 million, or 4%, from SEK 76 million for the three months ended May 31, 2003 to SEK 79 million for the three months ended May 31, 2004. This increase is largely due to marginal increase in passenger traffic and higher yield from passenger tickets.

Revenues from coach hire services decreased by SEK 2 million or 6% from SEK 32 million for the three months ended May 31, 2003 to SEK 30 million for the three months ended May 31, 2004. The coach hire activities continued to be impacted by lower business activity.

Other revenues amounted to SEK 20 million for the three months ended May 31, 2004 and SEK 29 million for the three months ended May 31, 2003. Other revenues largely consist of sales of diesel fuel and maintenance and repair services to third parties.

Gain on Sale of Fixed Assets

The net of gain and losses on our sale of fixed assets is comprised of sales of real estate, buses and other assets held by Concordia. Gain on sale of fixed assets was SEK 7 million for the three months ended May 31, 2004, an increase of SEK 7 million resulting from higher profits from bus sales of SEK 3 million and gain on sale of financial assets (property) of SEK 4 million.

Operating Costs

Operating costs consist primarily of personnel costs (which includes wages, salaries, social security fees and pension costs of bus drivers, mechanics and other employees), fuel, tires and other consumables costs, and other external costs, which include depot costs and head office administrative costs and operating lease charges.  Operating costs increased by SEK 33 million, or 3%, from SEK 1,176 million for the three months ended May 31, 2003 to SEK 1,209 million for the three months ended May 31, 2004. This increase is due to a number of factors, which are explained below.

Additional factors

There has been a 3 % increase in personnel costs, by SEK 22 million to SEK 706 million, for the three months ended May 31, 2004 from SEK 684 million for the three months ended May 31, 2003. The increased costs are largely due to an effective increase in salary 4.7% or SEK 28 million, a net increase due to new and lost contracts of SEK 1 million, which was partially offset by productivity improvements of SEK 7 million.

In addition, fuel, tires and other consumable costs increased by 3% or SEK 7 million, to SEK 257 million for the three months ended May 31, 2004 from SEK 250 million for the three months ended May 31, 2003. The increase of SEK 7 million was due to an increase in maintenance costs of SEK 8 million and increase in cleaning costs due to higher bus usage. Our average fuel cost for the three months in Sweden was SEK 5.67 per liter compared to 5.71 per liter in Sweden for the same three months last year. Total fuel costs decreased by SEK 2 million.

Other external costs decreased 1% by SEK 2 million, to SEK 143 million for the three months ended May 31, 2004 from SEK 145 million for the three months ended May 31, 2003. The decrease was largely due to a decrease in facility costs of SEK 1 million and a reduction in insurance and damage costs of SEK 1 million.

Operating lease charges increased by SEK 6 million to SEK 103 million for the three months ended May 31, 2004 from SEK 97 million for the three months ended May 31, 2003. This increase was principally a result of increased number of operational lease buses we are utilizing under operating leases.  The total number of buses under operating leases was 1,375 as of May 31, 2004.

Depreciation And Amortization

Depreciation and amortization charges comprise principally depreciation of buses and other vehicles but also relate to depreciation of tools, fixtures and fittings, buildings and computer equipment. In addition, amortization of goodwill resulting from acquisitions of bus operations is included.  Depreciation and amortization costs decreased by SEK 4 million from SEK 87 million for the three months ended May 31, 2003 to SEK 83 million for three months ended May 31, 2004 as a result of our planned reduction in the number of buses in our fleet that we own and our increased use of operating leases. Total goodwill amortization included in depreciation during the period was SEK 11 million. Number of owned units as of May 31, 2004 was 2,505.

Operating Profit

Operating loss increased by SEK 18 million from a loss of SEK 10 million for the three months ended May 31, 2003 to a loss of SEK 28 million for the three months ended May 31, 2004, largely as a result of under compensated cost increases in our operations and higher operating lease charges, which was partially offset by contributions from the new improved contracts.

Operating profit from bus operations for public authorities decreased by SEK 11 million from an operating profit of SEK 4 million (restated) for the three months ended May 31, 2003 to a loss of SEK 7 million for the three months ended May 31, 2004. Operating profit from Express Bus services was lower at SEK 2 million for the three months ended May 31, 2004 compared to SEK 6 million (restated) for the three months ended May 31, 2003. Operating profit from coach hire services was SEK 2 million for the three months ended May 31, 2004, compared to SEK 1 million for the three months ended May 31, 2003 (restated). Head office items and other was negative of SEK 14 million for the three months ended May 31, 2004, compared to SEK 15 million (restated) for the three months ended May 31, 2003.

Financial Income and Expenses

Financial income and expenses includes interest income from cash and cash equivalents and interest expense from bank loans. Financial income and expenses decreased by SEK 23 million to SEK 42 million for the three months ended May 31, 2004 from SEK 65 million for the three months ended May 31, 2003. This result can be primarily attributed to a foreign exchange gain of SEK 33 million for the three months ended May 31, 2004 compared to a foreign exchange loss of SEK 3 million for the three months ended May 31, 2003. This was offset by higher interest charges of SEK 13 million due to increased borrowing and higher interest rates.

Taxes

The standard rate of taxation in Sweden is 28%. The effective tax rate for the year ended May 31, 2004 was 0%. The difference in the tax rate is due to a amortization of goodwill of 4%, and valuation allowances of net operating losses of 24%.

Trend Information

During the quarter ended May 31, 2004, 263 buses were placed for tender, of which we submitted bids for 234. Of these 234, we already operate 146 buses. We have re-won and retained 17 buses. The 129 units lost mainly comprise a phase 2 tender in Vantaa, Finland of 60 buses and a bus tender in Helsingborg of 60 buses. Of the 88 buses we do not operate, we have gained new contracts on 5 buses.

In addition to the above we currently await results of 36 bus contracts, which we do not operate currently. The 36 buses comprises a tender in Lund for 30 buses.

We envisage bidding for a further 815 units this year, of 1083 units available. Of the 815, Concordia currently operates 343 units.

Liquidity And Capital Resources

Concordia will require cash principally to repay indebtedness incurred in connection with financing its acquisition of Concordia Bus Nordic AB. Most of this indebtedness is comprised of the senior subordinated notes issued in January 2000 and senior secured notes issued in January 2004.

The outstanding amount of the senior subordinated notes as of May 31, 2004 was €160 million. These notes will mature on February 15, 2010 and carry a fixed interest rate of 11% per annum. Interest is paid on February 15 and August 15 of each year until maturity. The outstanding amount of the senior secured notes as of May 31, 2004 was €130 million. The senior secured notes will mature on August 1, 2009 and carry a fixed interest rate of 9.125% per annum. Interest is paid on February 1 and August 1 of each year until maturity. The first interest payment is falling due on August 1, 2004.

As of May 31, 2004 Concordia had total net indebtedness of SEK 2,405 million after the deduction of cash balance of SEK 255 million. The interest expense for the three months ended May 31, 2004 was SEK 69 million.

Concordia has entered into interest and foreign exchange hedging arrangements in accordance with the terms of its debt obligations. See the sub-heading “Foreign Exchange” in the section “Quantitative and Qualitative Disclosure about Market Risk.”

We have hedges in place for 30% of the total interest payable during the financial year ending February 28, 2005. In addition we have applied our hedges for SEK interest rates towards exposure on the operating lease debt. We estimate approximately 8% of the operating lease exposure is covered by our interest caps and Swaps.

Net cash used by operating activities was SEK 49 million for the three months ended May 31, 2004, compared to SEK 85 million for the three months ended May 31, 2003, the difference is due to higher interest as a result of refinancing and change in working capital. The change in working capital is mainly due to increased accounts receivables and decreased accounts payables.

Investments in tangible fixed asset was SEK 57 million for the three months ended May31, 2004, compared to SEK 5 million for the three months ended May 31, 2003. Of the total capital expenditure SEK 29 million is attributable to purchase of used buses in relation to a new tender in Hedmark, which started in April 2004. The remaining capital expenditure laregly relates to purchase of used buses for the Skaraborg region.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are:

•              Interest rates on debt;

•              Foreign exchange rates;

•              Fuel prices; and

•              Inflation.

The following risk management discussion and the estimated amounts generated from analytical techniques are forward looking statements of the market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Interest Rates

We currently hedge parts of our exposure to interest rate fluctuations on our lease debt through the use of derivative instruments. We have entered into Swedish Kronor interest rate swaps and caps to fix a portion of the interest part within the lease payments we make under the lease debt.

Based on the nominal value of the operational lease debt at May 31, 2004 of SEK 1,992 million, a 1% change in interest rates would increase lease charges by approximately SEK 19.9 million per annum. Senior notes outstanding at May 31, 2004 with a carrying value of SEK 2,639 million have been excluded from the above interest rate sensitivity analysis because they bear a fixed rate of interest.

Foreign Exchange

We are also exposed to currency fluctuations on loans, primarily as a result of having to make interest payments in Euro on our senior note loans. We have entered into collar arrangements through the sale of puts and the purchase of calls with the same settlement dates. While this arrangement caps the amount of benefit we can obtain from an appreciation of the Swedish Kronor against the Euro, it also caps our potential increased interest costs through a depreciation of the Swedish Kronor against the Euro. Our policy is to hedge 50% of the exposure on our two coming interest payments on the senior notes against adverse movements for us in the Swedish Kronor/Euro exchange rate. See the subheading “Liquidity and Capital Resources” in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We estimate that a 10% depreciation in the value of the Swedish Kronor against the Euro would increase our interest costs by approximately SEK 26.8 million per annum.

Fuel Prices

Concordia is also exposed to commodity price risk through its requirements for diesel fuel.  Diesel fuel is priced in the international commodity markets in US dollars. We purchase our diesel fuel requirements out of our operating revenue, which is largely denominated in Swedish Kronor. Therefore, we are exposed to currency fluctuation risk between the dollars and the Swedish Kronor. We currently have hedges in place to purchase portions of our diesel fuel at fixed SEK prices through February 28, 2005. We hedge only the non-tax portion of our diesel fuel costs. We estimate that a 10% depreciation in the value of the Swedish Kronor against the dollar would increase our diesel fuel costs by approximately SEK 9.9 million per annum.

Inflation

Inflation had no material impact on our operations during the three months ended May 31, 2004 or the three months ended May 31, 2003. However, due to the nature of our contractual business where cost increases are compensated through movements in agreed indices (elements of total inflation) we are subject to under-compensation due to a mismatch between our industry costs and our relative level of compensation from the indices which the local transportation authorities use to compensate us. A 1% increase in inflation would have a positive benefit of approximately SEK 6.1 million per annum when compared to the previous year.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE FIRST THREE MONTHS

	Note	March 1, 2004 – May 31, 2004	March 1, 2003 – May 31, 2003
(in millions of SEK except loss per share)		(Unaudited)	(Unaudited)

Net revenue	1	1,257	1,253

Fuel, tires and other consumables		(257)	(250)
Personnel costs		(706)	(684)
Operating lease charges	5	(103)	(97)
Other external costs		(143)	(145)
Gain (Loss) on sale of fixed assets		7	0
Depreciation and amortization		(83)	(87)
Operating Profit (Loss)	1,2	(28)	(10)

Interest income		1	1
Interest expense and similar items	3	(42)	(65)
Financial income and expenses		(41)	(64)
Loss after financial items		(69)	(74)

Taxes		0	13

Net loss for the period		(69)	(61)

Loss per share (in SEK)		(13,769)	(12,211)

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

ASSETS	Note	May 31, 2004	Feb 29, 2004
(In millions of SEK)		(Unaudited)

Fixed assets
Goodwill		708	721
Total intangible fixed assets		708	721

Buildings and land		2	2
Equipment, tools, fixtures and fittings		33	34
Vehicles		1,473	1,491
Total tangible fixed assets		1,508	1,527

Capitalized borrowing costs		95	99
Other long-term receivables		7	10
Receivable due from group companies		30	29
Total financial fixed assets		132	138

Total fixed assets		2,348	2,386

Current assets

Inventories		33	30

Accounts receivable		370	310
Other current receivables		18	100
Accrued income and prepaid expenses		209	238
Total receivables		597	648

Cash and bank balances	4	255	346

Total current assets		885	1,024

TOTAL ASSETS		3,233	3,410

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED BALANCE SHEETS

SHAREHOLDERS’ EQUITY AND LIABILITIES	Note	May 31, 2004	Feb 29, 2004
(in millions of SEK)		(Unaudited)

Shareholders’ equity

Restricted equity
Share capital (5 000 shares at par value SEK 100)		1	1
Restricted earnings		—	—
Total restricted equity		1	1

Non-restricted equity
Retained earnings		(327)	83
Net loss		(69)	(409)

Total non-restricted equity		(396)	(326)

Total shareholder’s equity	8	(395)	(325)

Liabilities

Provisions:
Provisions for pensions and similar commitments		54	53
Provisions for loss contracts		72	86
Deferred tax liability		2	2
Total provisions		128	141

Non current liabilities
Financial leasing obligations	4	14	16
Senior subordinated notes	4	2,639	2,673
		2,653	2,689
Total non current liabilities

Current liabilities
Short-term portion of financial leasing obligations	4	7	7
Accounts payable		198	285
Other current liabilities		123	159
Accrued expenses and deferred income		519	454

Total current liabilities		847	905

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		3,233	3,410

PLEDGED ASSETS AND CONTINGENT LIABILITIES	7	May 31, 2004	Feb 29, 2004
		(Unaudited)
Pledged assets		2,158	2,238
Contingent liabilities		648	670
TOTAL PLEDGED ASSETS AND CONTINGENT LIABILITIES		2,806	2,908

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

CONSOLIDATED CASH FLOW STATEMENTS

	Note	Group March 1, 2004 – May 31, 2004	Group March 1, 2003 – May 31, 2003
		(Unaudited)	(Unaudited)
Cash flow from operating activities
Loss after financial items		(69)	(74)
• Reversal of depreciation and amortization		83	87
• Reversal of capital (gains) losses		(7)	0
• Reversal of change of provisions		(14)	(9)
• Reversal of capitalized cost write-offs		4	5
Change in interest receivables		(0)	(1)
Change in interest liabilities		67	41
Paid taxes		(0)	(1)
Exchange loss/(gain)		(36)	3
		28	51

Change in working capital
Increase (-)/decrease (+) in stock		3	3
Increase (-)/decrease (+) in current receivables		(45)	17
Increase (+)/decrease (-) in current liabilities		(35)	14

Net cash flow provided by (used in) operating activities		(49)	85

Cash flow from investing activities
Investments in financial fixed assets		(1)	—
Investments in land, buildings, machinery and equipment		(57)	(5)
Sales of land, buildings, machinery and equipment		8	4
Sale of financial fixed assets		8	—
Net cash flow used in investing activities		(42)	(1)

Cash flow from financing activities
Payments of long-term borrowings		—	(15)
Net cash flow provided by (used in) financing activities		—	(15)

INCREASE (DECREASE) IN CASH AND BANK BALANCES		(91)	69

CASH AND BANK BALANCES AT BEGINNING OF PERIOD		346	199

Translation difference		0	0

CASH AND BANK BALANCES AT END OF PERIOD		255	268

The accompanying notes are an integral part of these Consolidated Interim Financial Statements

NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited)

(All amounts in millions of SEK unless otherwise stated)

Organization

Concordia Bus AB, together with its subsidiaries (“Concordia”), is a Swedish registered limited liability company, wholly owned by Concordia Bus Holding AB (reg no 556574-8240) with its registered office in Stockholm, Sweden. The ultimate parent company of the group is Concordia Bus BV, a company domiciled in the Netherlands.

The operations of Concordia consist of providing regular bus services under contract through its subsidiary Concordia Bus Nordic AB, to transit authorities in Sweden, Norway and Finland. In addition to contracted services, Concordia also supplies extensive express bus services over major portions of Sweden, as well as charter and tour bus services, mainly in Gothenburg and Stockholm.

Accounting principles

The same accounting policies and methods of computation are followed for the three months ended May 31, 2004 consolidated financial statements as compared with the most recent annual financial statements except that the Company as of March 1, 2004 has adopted the Swedish Accounting Standards Council’s recommendation RR29 – Employee benefits. In accordance with Swedish GAAP, the adoption of RR29 should be accounted for as a change in accounting principles meaning that the cumulative impact of adopting this new recommendation relating to periods prior to March 1, 2003 are adjusted at the date of the opening balance sheet.  The impact of the change is as follows:

	Previously reported	Change in accounting policy	Change in accounting policy	Restated amounts
			(tax effect)
Pension provision as of February 29, 2004	60	(7)		53
Deferred tax liability as of February 29, 2004	—	—	2	2
Shareholder’s equity as of February 29, 2004	(330)	7	(2)	(325)

Going concern

Concordia has approximately SEK 2,653 million of long-term debt due to third parties, including long-term finance lease obligations. Concordia’s ability to service the existing debt, including amortization and interest, is dependent on the underlying businesses generating sufficient cash flow and distributable earnings. Revenues generated by the underlying businesses during the period March 1, 2004 – May 31, 2004 have not been sufficient to cover their costs. In addition unrestricted reserves continue to decline as a result of losses, which would prohibit Concordia Bus Nordic AB, and its subsidiaries from up streaming cash to serve the interest on the senior notes.

Concordia Bus Nordic AB and its subsidiaries are continuing to implement cost reduction initiatives and sees signs of improvements in compensation levels from their contracts with public transportation authorities.  If the cost-cutting initiatives or rewinning or winning new contracts at acceptable margins and other measures that management deem required are not successful and losses continue, these companies’ equity bases may need to be restored and, additional equity funding may be required in order to continue to present financial statements under the assumption that Concordia will continue as a going concern.

These financial statements have been prepared under the assumption that the group will be successful in its initiatives and, consequently, they have been prepared assuming that Concordia will continue as a going concern.

Note 1. Net revenue and operating profit (loss) by segment

Revenue	March 1, 2004 – May 31, 2004	March 1, 2003 – May 31, 2003
CPTA – Sweden	907	916
CPTA – Norway	119	99
CPTA – Finland	102	101
Total CPTA	1,128	1,116
Express	79	76
Interbus	30	32
Total bus operations	1,237	1,224
Other revenue and group elimination	20	29
Total revenue	1,257	1,253

Operating profit (loss) by segment, before overhead allocation.

Operating profit (loss)	March 1, 2004 – May 31, 2004	March 1, 2003 – May 31, 2003 Reported	March 1, 2003 – May 31, 2003 Restated*)
CPTA – Sweden	(11)	(7)	15
CPTA – Norway	4	(1)	(1)
CPTA – Finland	0	(4)	(3)
Total CPTA	(7)	(12)	11
Express	2	5	4
Interbus	2	1	1
Total Express and Interbus	4	6	5
Total bus operations	(3)	(6)	16
Goodwill amortization	(11)	(11)	(11)
Head office items and others	(14)	7	(15)
Total operating profit	(28)	(10)	(10)

Note 2. Items affecting comparability and other exceptional items**)

MSEK	March 1, 2004 – May 31, 2004	March 1, 2003 – May 31, 2003

Gain / (Loss) on sale of property	—	—
Total	—	—

*) Previous year’s segment information has been restated due to inter-company items that was not allocated properly in the reported figures.

**) Exceptional items are those, which the management believes, are non-recurring and have a non-operational nature and are necessary to explain the development of operating performance. These may not meet Swedish or US GAAP definitions of exceptional and extraordinary items.

Note 3. Interest expense and similar items

MSEK	March 1, 2004 – May 31, 2004	March 1, 2003 – May 31, 2003
Interest cost payable	(69)	(56)
Amortization of deferred financing costs	(4)	(5)
Other financial charges	(2)	(1)
Unrealised foreign exchange gains/(losses)	33	(3)
Total	(42)	(65)

Note 4. Liabilities to credit institutions and net indebtedness

MSEK	May 31, 2004	February 28, 2004
Euro 130 million – Senior Secured Notes 9.125%	1,183	1,198
Euro 160 million – Senior Subordinated Notes, 11%	1,456	1,475
Liabilities to credit institutions	2,639	2,673
Other long-term liabilities	14	16
Short term portion of finance lease obligations	7	7
Total debt	2,660	2,696

Less Cash and bank balance	(255)	(346)
Net indebtedness	2,405	2,350

Total debt	2,660	2,696
Short term portion of finance lease obligations	(7)	(7)
Total long term debt	2,653	2,689

Note 5. Operating leases

The Net present values of the future lease payments for rentals are as follows:

MSEK	May 31, 2004	February 28, 2004
Net present value of future lease payments
• Vehicles	905	905
• Real estate and other	51	52
Total	956	957

Note 6. Fair value of financial instruments

Fuel hedge contracts

The Concordia Bus Group is exposed to commodity price risk through its fuel usage. Management actively tries to minimize the negative effects of fluctuations in the market price. During the quarter ended May 31, 2004, 23% of Concordia’s fuel usage was hedged through diesel swaps at a fixed price for the coming 9 months. The hedge contracts expire February 28, 2005.

Interest/currency hedges

Concordia’s lease debt is on a floating rate. Management has made a decision to actively try to minimize the risk of interest rate fluctuations by entering into interest rate swaps and interest rate caps, which gives Concordia a larger portion of fixed interest rate arrangements.

The Company is also exposed to currency fluctuations, primarily as an effect of loans denominated in foreign currencies. Management has made a conscious decision to try to minimize the impact of currency fluctuations on cash payments related to foreign currencies and has therefore entered into currency collar arrangements. As of February 29, 2004, 50% of the interest payments on the senior notes of €160 million were hedged for the coming 2 years. The coming interest payments for the €130 million on the senior secured notes are not hedged. This is due to that the corresponding amount for the first interest payment in Euros already is at Concordia’s disposal.

Note 7.  Pledged assets and contingent liabilities

MSEK	May 31, 2004	February 28, 2004
Pledged shares in subsidiaries	690	709
Floating charge certificates	119	119
Pledged assets	1,327	1,410
Guarantees and other contingent liabilities	22	22
Conditional shareholder’s contribution	648	648
Total	2,806	2,908

As a result of the refinancing in Concordia Bus Nordic AB in January 2004, the security package has been renegotiated. The following securities exist as of May 31, 2004:

Concordia Bus Nordic Holding AB has pledged the shares of Concordia Bus Nordic AB;

Concordia Bus Nordic AB has pledged the shares of

Swebus Fastigheter AB,

Swebus AB,

Concordia Bus Finland Oy AB,

Swebus Busco AB;

Ingeniør M.O. Schøyens Bilcentraler AS

Swebus Express AB

Interbus AB

Swebus Fastigheter AB has pledged the shares of

Alpus AB,

Enköping-Bålsta Fastighetsbolag AB, and

Malmfältens Omnibus AB;

Swebus Busco AB has granted pledge over its buses in aggregate amount of SEK 1,211,376,598

Ingeniør M.O. Schøyens Bilcentraler AS granted pledge over its assets in aggregate amount of SEK 115,159,434;

Concordia Bus Finland Oy AB has granted pledge over floating charge certificates in an aggregate amount of EUR 1,194,134 ;

Swebus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 100,000,000;

Alpus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 600,000;

Enköping-Bålsta Fastighetsbolag AB has granted pledge over floating charge certificates in aggregate amount of SEK 2,400,000;

Malmfältens Omnibus AB has granted pledge over floating charge certificates in an aggregate amount of SEK 2,500 000.

Note 8. Equity

MSEK	Restricted equity	Unrestricted equity	Total equity
Opening balance March 1, 2004, before change of accounting principles	1	(331)	(330)
Effect of change in accounting principles	—	7	7
Effect of change in accounting principles, tax effect	—	(2)	(2)
Opening balance March 1, 2004, after change of accounting principles	1	(326)	(325)
Net loss for the period	—	(69)	(69)
Change in cumulative translation adjustment	—	(1)	(1)
Ending balance May 31, 2004	1	(396)	(395)

Note 9. Cash and cash equivalents

MSEK	May 31, 2004	February 29, 2004
Cash and bank balances	205	292
Restricted cash*	50	54
Total	255	346

* Restricted cash has been deposited in order to obtain bank guarantees. The bank guarantees have been issued as securities for Concordia Bus Nordic’s pension debt and SBC’s obligations in three CPTA contracts in Oslo.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus AB (publ)
(Registrant)

Date: June 22, 2004	By:	/s/ Vasant Mistry
Vasant Mistry
Chief Financial Officer